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                                                                     EXHIBIT 2.2

                           SALE AND PURCHASE AGREEMENT

This Agreement is entered into on [*], 2003, in [*], by and between:

(1) IMPCO Technologies Inc., a company incorporated and existing under the laws of State of Delaware U.S.A. with registered offices at 16804, Gridley Place, Cerritos, Ca., U.S.A., represented by its director and attorney-in-fact, Mr. Terence K. Clapp (hereinafter referred to as "Impco"); and

(2) Mr. Mariano Costamagna, born in Narzole, on 15 March 1951, and domiciled at Cherasco, Via La Morra, 2, married, in a separation of assets regime;

(3) Mr. Pier Antonio Costamagna, born in Narzole, on 22 July 1952, and domiciled at Cherasco, Via La Morra, 2, married, in a separation of assets regime;

(4) Mrs. Bruna Giachino, born in Cherasco, on 4 November 1956, domiciled at Cherasco, Via La Morra, 2, married, in a separation of assets regime;

(5) Mrs. Carla Borgogno, born in La Morra, on 16 March 1957, domiciled at Cherasco, Via La Morra, 2, married in a separation of assets regime (Messrs. Mariano and Pier Antonio Costamagna, Bruna Giachino and Carla Borgogno are hereinafter jointly referred to as the "Sellers").

(Impco and Costamagna hereinafter individually referred to as one "Party", collectively referred to as the "Parties").

WHEREAS:

       The Sellers are the controlling shareholders of B.R.C. Societa a Responsabilita Limitata, with registered offices at Cherasco Via la Morra 1, registered with the Court of Alba under the no. 02811070040 (hereinafter referred to as the "Parent").

(B) The Parent, in turn, in addition to certain assets and liabilities belonging to the Sellers' family, holds a quota representing 100% of the issued and outstanding corporate capital of M.T.M. S.r.l., a limited liability company with registered offices at Cherasco Via la Morra 1, registered with the Court of Alba under the no. 00525960043 (hereinafter referred to as the "Company").

(C) Impco and the Sellers have entered into negotiations aimed at considering the possible acquisition by Impco of the Company and/or the integration of the Company's operations with the operations of Impco's international group of companies.

(D) Following several meetings and discussions, on 17 April 2002 Impco and the Company entered into a Confidentiality Agreement which included as an attachment a Term Sheet (all such documents are hereinafter referred to as the "Letter of Intent"), setting out reciprocal confidentiality undertakings of the Parties and the basic arrangements reached by the parties in relation to the envisaged transaction.

(E) In accordance with the terms of the Letter of Intent, from 22/04/02 to 07/05/02 Impco carried out a due diligence on the Parent's and the Company's legal and accounting

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       situation (the "Due Diligence"); from 13/05/02 to 14/05/02 the Sellers carried out a due diligence on Impco's legal and accounting situation.

(F) On the basis of the Due Diligence findings Impco and the Sellers have agreed certain amendments to their basic arrangements which were reflected in an Amendment to the Letter of Intent signed on 21 June 2002 (the "Amendment" and, together with the Letter of Intent, the "Amended Letter of Intent").

(G) On 3 October 2002, following further negotiations among the Parties, the Sellers have granted to Impco an option (the "Signing Option") to enter into this Sale and Purchase Agreement, the Shareholders Agreement and the other agreements referred to herein and, in consideration thereof, Impco has paid to the Sellers the Signing Option Price as provided for in the Signing Option.

(H) In accordance with the Signing Option terms and conditions, simultaneously with the granting of the Signing Option the Quota (as defined below) has been transferred by the Sellers to Cititrust S.p.A. (the "Fiduciary Company") to be held in escrow by the latter pursuant to the Irrevocable Instructions and the Fiduciary Terms signed between the Fiduciary Company, the Sellers and Impco on that same date (such documents are, hereinafter, jointly referred to as "Escrow Documents").

(I) Impco has exercised the Signing Option in accordance with its terms and, as a consequence, by this Agreement the Parties intend to implement the arrangements reflected in the Signing Option and to undertake binding obligations in respect thereof.

NOW, THEREFORE, the Parties hereto have agreed as follows:

1.     DEFINITIONS

       The following terms, when used herein with capital letters, shall have the meanings respectively ascribed thereto in this Clause 1:

1.1 "Accounting Principles" means the accounting principles established by the Italian Chartered Accountants Association (Ordine dei Dottori Commercialisti) supplemented, where necessary, by the International Accounting Standards (IAS).

1.2 "Amended Letter of Intent" shall have the meaning attributed thereto in Recital F.

1.3    "Amendment" shall have the meaning attributed thereto in Recital F.

1.4 "Articles of Association" means the Parent's articles of association in the form attached hereto as Annex 1.4.

1.5 "Auditors" means the auditing company which, from time to time, will be auditing the Parent's consolidated accounts, and which, for the first period, will be Ernst & Young.

1.6 "Business Day" means any day on which banks are open for business in Turin, Italy and Los Angeles, California, U.S.A.

1.7    "Company" shall have the meaning attributed thereto in Recital B.

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1.8    "Deferred Portion of the Purchase Price" means the amount of USD
       7,000,000 which, pursuant to Clause 3.2.4 hereof, is to be paid on or before 30 September 2003.

1.9 "Encumbrance" means, in relation to an asset, a pledge, mortgage, option or third party right of any kind whatsoever, including, without limitation, rights to purchase or to sell the relevant asset, rights to exercise any of the rights pertaining to the asset or rights to otherwise dispose of the assets or of any of the rights pertaining thereto.

1.10 "Escrow Documents" means the Irrevocable Instructions and the Fiduciary Terms and all documents amending or supplementing the same.

1.11 "Euro Cash Portion" shall have the meaning attributed thereto in Clause 3.2.3.

1.12   "Execution Date" means the date of execution of this Agreement.

1.13 "Fiduciary Company" means Cititrust S.p.A., a fiduciary company incorporated and operating in accordance with Italian law, with registered offices at Foro Buonaparte,16, Milan.

1.14 "Fiduciary Terms" means the general terms and conditions adopted by the Fiduciary Company in its operations signed between the Fiduciary Company, the Sellers and Impco on 3 October 2002, which, together with the Irrevocable Instructions, govern the escrow of the Quota.

1.15 "Financial Statements" means the consolidated financial statements of the Parent attached hereto as Annex 1.15 as of 31 December, 2001, drafted in accordance with the Accounting Principles and approved by the Parent's shareholders' meeting on 29/06/02.

1.16 "Impco Revenues" shall have the meaning attributed thereto in Clause 10.2 and Clause 10.6.

1.17 "Impco's Earn Out Call Option" means the earn out call option attributed to Impco in relation to the Quota pursuant to Clause 8 hereof.

1.18 "Impco Shares" means no. 2,309,469 newly issued ordinary shares of Impco which, at the price of 4.33 S, shall equal the Securities Portion of the Purchase price.

1.19 "Irrevocable Instructions" means the irrevocable instructions granted jointly by the Sellers and Impco to the Fiduciary Company on 3 October 2002, which, together with the Fiduciary Terms, govern the escrow of the Quota.

1.20 "Lease Agreement" means the lease agreement entered into on [.] by the Company and Imcos Due S.r.l. in relation to the Real Estate, in the form attached hereto as Annex 1.20.

1.21   "Lease of Intent" shall have the meaning attributed thereto in Recital D.

1.22 "Lock-Up Agreement" means the agreement signed by the Sellers and Impco on [.] in the form attached hereto as Annex 1.22 pursuant to which the Sellers undertook not to sell the Lock-Up Impco Shares prior to the dates set out in the following timetable: (i) no Lock-Up Impco Shares may be sold until 31 July 2004; (ii) up to 277,690 of the Lock-Up Impco Shares can be sold commencing from 1 August 2004; (iii) an additional

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       amount of 460,600 of the Lock-Up Impco Shares can be sold commencing from
       1 February 2005; (iv) an additional amount of 460,600 of the Lock-Up
       Impco Shares can be sold commencing from 1 August 2005; (v) the remaining 463,928 Lock-Up Impco Shares can be commencing from 1 February 2006.

1.23 "Lock-Up Impco Shares" means 1,622,818 ordinary shares of Impco, being 72% of the Impco Shares.

1.24   "Losses" shall have the meaning attributed thereto in Clause 7.1.

1.25 "Material Adverse Change" means any event or circumstance relating to the Parent or the Company not known to Impco as at the Execution Date which has a substantial negative impact on the economics of the transactions contemplated hereby taken as a whole.

1.26 "Option Deed" means the notarial deed attached hereto as Annex 1.26 signed on the Execution Date to implement the Options, and the Sellers' Default Call Option Two pursuant to Italian law. The Parties agree that the Option Deed shall be executed and interpreted taking into account the generality of the provisions of this Agreement, and are therefore intended solely to implement and not to amend or supplement to any extent their agreement on the Options, and the Sellers' Default Call Option Two pursuant to this Agreement.

1.27 "Options" means the Impco's Earn Out Call Option and the Sellers' Earn Out Put Option, collectively.

1.28   "Parent" shall have the meaning attributed thereto in Recital A.

1.29 "Pledge Agreement" means the pledge agreement entered into between the Sellers and the Fiduciary Company on the date hereof, pursuant to which the Quota has been pledged in favour of the Sellers to secure payment by Impco of the Deferred Portion of the Purchase Price.

1.30   "Purchase Price" shall have the meaning attributed thereto in Clause 3.1.

1.31 "Quota" means a quota having a nominal value of EURO 750,000.00 and representing, on the Execution Date, 50% of the Parent's issued and outstanding voting capital.

1.32 "Real Estate" means the property situated in Cherasco and identified in the cadastrial map as follows foglio 95 mappale 133, foglio 93 mappale 252, foglio 95 mappale 14128 foglio 96 mappale 360, 361, 9, 2, 12, 20,
       272, 316, which on 05/08/2002-23/09/2002 has been sold by the Company for a consideration of EURO 6,306,900.00, a portion of which on 23/09/2002 has been rented by the Company pursuant to the lease agreement attached hereto as Annex 1.20.

1.33 "Receivables" means all the receivables of the Parent, the Company and the Subsidiaries outstanding as at the Execution Date, not including the Special Receivables.

1.34 "Securities Portion" shall have the meaning attributed thereto in Clause 3.2.3.

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1.35   "Seimandi Agreement" means the agreement between the Company and Mr.
       Marco Seimandi signed on 01/10/2002 and attached hereto as Annex 1.35.

1.36 "Sellers' Default Call Option One" means the call option attributed to the Sellers in relation to the Quota pursuant to Clause 9.1 hereof, in case of failure by Impco to pay the Deferred Portion of the Purchase Price.

1.37 "Sellers' Default Call Option Two" means the call option attributed to the Sellers in relation to the Quota pursuant to Clause 9.2 hereof.

1.38 "Sellers' Earn Out Put Option" means the earn out put option attributed to the Sellers in relation to the Quota pursuant to Clause 8 hereof.

1.39 "Sellers' Quota" means the participation held from time to time by the Sellers, directly or indirectly, in the Parent's capital after the Execution Date.

1.40 "Sellers' Turnover Related Call Option" means the call option attributed to the Sellers in relation to the Quota pursuant to Clause 10 hereof.

1.41 "Shareholders Agreement" means the agreement governing the relationship of the Sellers and Impco as quotaholders of the Parent and the corporate governance and operations of the parent and the Company which is attached hereto as Annex 1.41 and has been signed and become effective on the Execution Date.

1.42   "Signing Option" has the meaning attributed thereto in Recital G.

1.43 "Signing Option Price" means the amount of USD 11,500,000 paid by Impco, partly in cash, partly by delivery of the Impco shares, pursuant to the Signing Option and which, in accordance with the Signing Option terms, upon exercise of the Signing Option is to be deemed advance payment of the Purchase Price hereunder.

1.44   "Special Receivables" means the receivables listed in Annex 1.44.

1.45 "Slow Moving Stock" means the Company's inventory listed and evaluated in Annex 1.45 which did not move during the period between 1 April 2001 and 30 April 2002.

1.46 "Subsidiaries" means the companies listed in Annex 1.46 which are controlled, within the meanings of Section 2359 of the Italian Civil Code, directly or indirectly by the Parent.

1.47   "USD Cash Portion" shall have the meaning attributed thereto in Clause
       3.2.2.

2.     OBJECT OF THE AGREEMENT

2.1 Impco hereby purchases the Quota from the Sellers, in consideration of all the representations, warranties and undertakings of the Sellers hereunder and pursuant to all terms and conditions hereof.

2.2 The Sellers hereby sell the quota to Impco, in consideration of all the representations, warranties and undertakings of Impco hereunder and pursuant to all terms and conditions hereof.

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2.3    The Sellers guarantee that the Quota is fully paid in, free from any
       Encumbrance and fully entitled to all rights pertaining to the Parent's quotas pursuant to the law and the Articles of Association, including, without limitation, the voting rights, the right to collect dividends and the preemption rights on any issue of new capital by the Parent.

2.4 In addition, pursuant to this Agreement and to the other related agreements between the Parties hereto or provided for hereunder, the Parties intend to establish terms and conditions of their relationship as shareholders of the Parent, set out the guidelines of the Parent's and the Company's corporate governance and future operations and agree on certain put and call options on the respective participations in the Parent's capital.

3.     PURCHASE PRICE

3.1 In consideration for the transfer of the Quota Impco hereby agrees to pay to the Sellers, in accordance with the terms hereof, the amount of USD 22,550,000 (US Dollars twenty-two million five hundred and fifty thousand) plus EURO 1,250,000 (Euro one million two hundred thousand and fifty) (aggregately, the "Purchase Price").

3.2 The Purchase Price shall consist of four portions and shall be paid as follows:

       3.2.1 the Signing Option Price equal to USD 11,500,000 (US Dollars eleven million five hundred thousand) which has heretofore paid by Impco to the Sellers pursuant to the terms of the Signing Option, and following exercise of the Signing Option is accounted as advance payment of part of the Purchase Price;

       3.2.2 the USD Cash Portion equal to USD 4,050,000 (US Dollars four million and fifty thousand) which is paid by Impco to the Sellers by crediting the amount thereof to the Fiduciary Company on the Execution Date;

       3.2.3 the Euro Cash Portion equal to EURO 1,250,000 (Euro one million two hundred fifty thousand) which is paid by Impco to the Sellers by crediting the amount thereof to the Fiduciary Company on the Execution Date;

       3.2.4 the Deferred Portion of the Purchase Price equal to USD 7,000,000 (US Dollars seven million), which shall be paid by Impco to the Sellers by crediting the amount thereof to the Fiduciary Company on or before 30 September, 2003.

3.3 The Parties hereby acknowledge that the number of Impco Shares delivered to the Sellers as part of the Signing Option Price has been mutually agreed and determined, such determination being final and conclusive in any respect.

4.     PURCHASE PRICE ASSUMPTIONS

4.1 The Purchase Price has been determined taking into account a specific additional bad debt provision equal to EURO 446,000.00 made in the Financial Statements in relation to the Special Receivables; in view of the foregoing the Parties agree the following:

       4.1.1 should the Company collect any or all of the Special Receivables, Impco shall pay to the Sellers an amount equal to the actual amount of the Special Receivables collected, it being agreed that the relevant payment shall be paid (i) in relation to Special Receivables collected up to 30 September 2003, within

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               31 October 2003, and (ii) in relation to Special Receivables collected after 30 September 2003, every last day of the month subsequent to the end of every six months period; it is hereby agreed that the provisions of this Clause 4.1.1 shall apply only to Special Receivables collected up to the expiry of the term of exercise of the Options pursuant to Clause 8.2 hereunder;

       4.1.2 the Sellers shall have the right to acquire and collect directly the outstanding Special Receivables at no cost with simultaneous reduction for an equivalent amount of the provision made in the Financial Statements.

4.2 In the event that on 30 September 2003 the amount collected by the Parent, the Company and the Subsidiaries towards the Receivables is less than the face value of the Receivables reduced by the amount of the consolidated bad debt provision resulting from the Financial Statements (not including the additional bad debt provision relating to the Special Receivables) the Sellers agree to purchase from the Parent, the Company and the Subsidiaries, as the case may be, unpaid Receivables having a face value equal to the amount of such shortfall and to pay to the Parent, the Company and the Subsidiaries, as the case may be, a purchase price equal to such shortfall. The purchase will be effected on or before 31 October 2003.

4.3 The Purchase Price has also been determined on the basis of the Sellers' representation that BRC Argentina will not suffer losses or liabilities whatsoever, whether contingent or not, which:

       4.3.1 depend upon actions, omissions or circumstances occurred prior to the Execution Date; or

       4.3.2 derive from the trade and financial credits of the Parent or the Company towards it as at the Execution Date;

       in excess of the amount of EURO 1,100,000.00 (made in the Financial Statements and taken into account in the determination of the Purchase Price). Should any such losses or liabilities in excess of EURO 1,100,000.00 arise in BRC Argentina (after deduction of any supervening assets (soprauvenienze arrive) depending upon facts or circumstances preceding the Execution Date which may have arisen in BRC Argentina as at such date), the Purchase Price shall be automatically reduced by an amount equal to the difference between EURO 1,100,000.00 and the actual amount of such losses and liabilities, and the Sellers shall immediately pay to Impco a sum equal to the aforesaid difference. The Parties agree that this Clause 4.3 shall not apply to losses (other than those provided for under Clause 4.3.1 above), arisen during the period from 3 October 2002 to the Execution Date, provided that such losses are due to adverse market conditions which are beyond the control of the Sellers.

5.     EXECUTION

5.1 The Parties hereby acknowledge that all the activities as set out in Clause 5.2 hereunder have been completed to their mutual satisfaction on the Execution Date.

5.2    On the Execution Date:

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       5.2.1   Impco has paid to the Sellers the USD Cash Portion and the Euro
               Cash Portion of the Purchase Price in accordance with Clause 3 above.

       5.2.2 The quotaholders meetings of the Parent and the Company have resolved on: (i) the appointment of new boards of directors of the Parent and the Company composed of seven members, three of which (Messrs Mariano Costamagna, Pier Antonio Costamagna, Marco Seimandi) were designated by the Sellers and four of which (Messrs Terence K. Clapp, Robert M. Stemmler, Timothy Stone and Pier Luigi Moncalyo i) were designated by Impco, as indicated by the Shareholders Agreement; (ii) the appointment of new boards of statutory auditors whose Chairmen (Mr. Pio Bersani both for the Parent and for the Company) was designated by Impco and the remaining members (Messrs Claudio Tibaldi e Damilo Tibaldi both for the Parent and for the Company) were designated by the Sellers; (iii) the appointment of Ernst & Young, designated by Impco, as Auditors (iv) a waiver of any action against the ceased directors (Messrs Mariano Costamagna, Pier Antonio Costamagna, Giovanni Giovannini, Marco Seimandi, Marteo Asteggiano according with the draft attached hereto as Annex 5.2.2

       5.2.3   The Sellers and Impco have signed the Shareholders Agreement.

       5.2.4   The Sellers and Impco have signed the Option Deed.

       5.2.5 The Sellers and the Fiduciary Company have signed the Pledge Agreement.

       5.2.6 The Sellers and Impco have issued a jointly agreed press release, announcing the completion of the transaction.

5.3 The Parties hereby agree that the waiver resolved by the quotaholders meetings of the Parent and the Company, mentioned in Clause 5.2.2 (iv) above, shall not affect in any manner any of Impco's rights, demands, claims whatsoever towards the Sellers (and shall not mitigate any of the Sellers' related obligations) under this Agreement.

6.     REPRESENTATIONS AND WARRANTIES

6.1 The Sellers hereby make the following representations and warranties to Impco in relation to the Parent, the Company, the Subsidiaries and their respective assets, situations and operations by reference to the circumstances existing on the Execution Date, subject to the exceptions set out in Annex 6.1:

       6.1.1   Sellers' Authority

               The Sellers have all requisite power and authority to dispose of the Quota and to enter into this Agreement and carry out the transactions contemplated herein.

               The entering into this Agreement, and the performance of the obligations contemplated herein by the Sellers does not violate any undertaking or contractual provision by which the Sellers are bound.

       6.1.2   The Quota

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               The Quota is free and clear of any pledge, guarantee, beneficial interest, charge, claim, or rights of third parties and limitations of any kind including, as an example only, limitations concerning voting rights and transfer.

       6.1.3   Articles of Association

               The Articles of Association are in force at the Execution Date and have not been amended by resolutions taken by the Company.

       6.1.4   Parent and Company Validly Incorporated and in Good Standing

               Both the Parent and the Company are societa a responsabilita limitata duly organized, validly existing and in good standing under the laws of Italy. The Parent was duly transformed from a Societa in Accomandita per Azioni into a Societa a Responsabilita Limitata on 8 July 2002 in accordance with applicable laws and such a transformation will not result in any liability of any kind whatsoever.

       6.1.5   Title to the Assets

               The Parent does not own assets and liabilities, contingent or otherwise, other than the 100% participation in the Company.

               The Company and the Subsidiaries have valid title to the assets instrumental to its activities and recorded as property in the Financial Statements or in the Company's or the Subsidiaries accounts. Such property is clear of pledges or mortgages.

               With respect to the Real Estate or other instrumental assets used in the Company's or the Subsidiaries' operations which are not recorded as the Company's property, agreements have been entered into by which the Company is entitled to use such Real Estate and other instrumental assets according to the terms and conditions at which they are currently used. To the Sellers' best knowledge, there is no interference by third parties which may prevent the Company from using such real estate freely. The sale and purchase agreement entered into between the Company and Imcos Due S.r.l was duly signed and performed and neither the Company, nor the Parent or any of the Subsidiaries will incur any Loss of any nature whatsoever, including Losses for tax matters (other than taxes due on the plusvalue deriving from values declared in the notarial deed) or for indemnities to Imcos Due or any third party, in relation to or as a consequence of the sale of the Real Estate.

               The Company is the registered owner or licensee of the trademarks, copyrights, know-how, patents and other intangible assets presently used by the Company in the course of its business (all of which are listed in Annex 6.1.5 attached hereto) and has duly paid all registration fees and taxes due in relation to such rights. The Company is not involved in any pending proceeding before any courts, including an administrative court or other judicial authority or arbitration panel, aimed at challenging the rights at issue. The Parent's, the Company's and the Subsidiaries' operations are not conducted in breach of any

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               third party's trademarks, copyrights, know-how, patents or other intangible assets to an extent which may result in the Parent or the Company or any of the Subsidiaries becoming liable to pay any indemnification to such third parties or being subjected to orders restraining any of them from continuing to carry out all or any part of their respective operations in the way they are presently conducted.

       6.1.6   Financial Statements and Accounts

               The Financial Statements have been drawn up in compliance with the Accounting Principles and provide a true and complete view of the Parent's, the Company's and the Subsidiaries' assets, liabilities (contingent or otherwise) and results of operations. Without limiting the generality of the foregoing, full disclosure of, and adequate provisions for, bad and doubtful debts and all liabilities (actual, contingent or otherwise) and all financial commitments in existence have been made in the Financial Statements and, as the case may be, in the Parent's the Company's and the Subsidiaries' accounts.

               The books and accounting records of the Parent, the Company and the Subsidiaries represent all the books and accounting records required by, and have been kept in accordance with, all applicable laws in regulations.

       6.1.7   No Material Adverse Change

               During the period between 1 January 2002 and the Execution Date, except as expressly contemplated by the Amended Letter of Intent or this Agreement or otherwise permitted in writing by Impco, and except for events arisen during the period from 3 October 2002 to the Execution Date which are due to adverse market conditions beyond the control of the Sellers:

               (a) The Parent's, the Company's and the Subsidiaries' business has been conducted only in the ordinary course of business and in accordance with past practices, and no liability unrelated to the ordinary course of business or in excess of EURO 250,000.00 has been incurred.

               (b) No action has been taken by the Sellers, the Parent, the Company or any of the Subsidiaries that has resulted in a Material Adverse Change.

               (c) No contracts unrelated to the ordinary course of business or having a value of more than EURO 250,000.00 have been entered into, amended or terminated by the Parent, the Company or the Subsidiaries.

               (d) None of the Parent, the Company or the Subsidiaries has commenced any litigation unrelated to the ordinary course of business or having a value higher than EURO 100,000.00, except for those which are aimed at preserving their business or their rights.

               (e) No transaction has taken place between any of the Parent and/or the Company and/or the Subsidiaries on one side and the Sellers, their

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                    relatives and their respective subsidiaries or affiliates on the other side, except transactions at arm's length.

               (f) No loans or credit agreement having a value of more than EURO 250,000.00 have been entered into, amended or terminated by the Parent, the Company or any Subsidiary.

               (g) None of the Parent, the Company or any Subsidiary has made any distribution of dividends or of any nature whatsoever; the proceeds of the operations of the Parent, the Company and the Subsidiaries (including, without limitation, the proceeds of the sale of the Real Estate) have not been distributed to the shareholders not paid out to any other third party, and are held by the Parent, the Company and the Subsidiaries, save to the extent that they have been employed by the Parent, the Company and the Subsidiaries in the ordinary course of their business consistent with past practices.

       6.1.8   Taxes

               The Parent and the Company: (i) are in substantial compliance with all applicable tax and social security laws and regulations;
               (ii) have filed accurate and complete tax and social security returns and any other report, notice, or documentation with the competent tax and social security authorities; (iii) have made all required payments and withholdings with respect to taxes and social security matters; (iv) have not received any assessment, injunction, request for payment or other communication from any tax or social security authority over the last six years.

               There are no pending proceedings with the tax or social securities authority.

       6.1.9   Employees

               The Parent has not, and has never had, employees. There are not individuals who may claim to be, or to have been, employed by the Parent due to a labour agreement or any other contractual relationship or behaviour.

               The number and position of the employees of the Company and the Subsidiaries are listed in Annex 6.1.9 and the terms and conditions of their employment are those established by applicable general or local collective bargaining agreements, except as indicated in the same Annex 6.1.9.

               The employees have been regularly remunerated for all services carried out in the course of their employment relationships with the Company or the Subsidiaries, in accordance with all applicable provisions of law and contract. With respect to remuneration paid to the employees, all payments due in relation to obligatory insurance, severance pay and withholding taxes required by law have been regularly effected.

               There are no contracts in place with consultants, agents, collaborators or intermediaries which are binding upon the Parent, the Company or the

               Subsidiaries and have a duration of more than 12 months or an annual remuneration higher than EURO 50,000.00


       6.1.10  Contracts

               No event, and specifically including a change in the shareholding structure of the Parent or an unfulfilment or breach whatsoever, is capable of adversely affecting the continuation of the existing contracts or causing their suspension or termination, or acceleration of any payment hereunder.

               All written or oral contracts, agreements and conventions to which the Parent or the Company or any of the Subsidiaries are party have not been entered into under unusual conditions which would unfavourably affect its financial position or otherwise than in accordance with the professional practices.

               All contracts in which the Parent, the Company or any of the Subsidiaries are party to (i) do not contain provisions contrary to mandatory provisions of law (ii) have been duly, timely and fully complied with by the Parent, the Company or the relevant Subsidiary, as the case may be (iii) were executed, and filed (both in their form and substance) in compliance with all the applicable provisions of law.

               There are no binding contractual relationships involving the Parent or the Company or any of the Subsidiaries, on the one side, and the Sellers, their relatives or entities controlled by and/or related to, the Sellers, on the other, which are not at market terms.

       6.1.11  Environmental

               The Company's and the Subsidiaries' industrial activity has been carried out in compliance with all the laws concerning the environment, polluting working methods, asbestos, air, soil and water emissions, waste and flat batteries disposal and any other related or connected provisions of law.

               No proceedings have been issued by competent authorities against the Company or any of the Subsidiaries in respect of the above.

       6.1.12  Licenses and Authorisations

               The Parent, the Company and the Subsidiaries have all the governmental authorizations, licenses, permits, certifications and registrations necessary for the carrying out of their activities as currently carried out, and for the regular use of their assets as currently used and any such government authorizations, licenses, permits, certifications and registrations are in full force and effect.

       6.1.13  Compliance with Laws

               The Parent, the Company and the Subsidiaries carry out their activity in full compliance with the applicable laws and regulations, including, without limitations, those concerning the environment and safety of the work environment and products. During the last two years neither the Parent nor the

               Company or any Subsidiary have received any notices from public authorities alleging the breach of any laws or regulations.

       6.1.14  Litigation

               The Parent, the Company and the Subsidiaries are not party to any judicial or arbitration suits or actions, administrative or fiscal proceedings; there are no proceedings of any such nature threatened in writing nor other outstanding circumstances that could give rise to any litigation against the Parent, the Company or any of the Subsidiaries.

6.2 Impco hereby represents and warrants to the Sellers, in relation to the sale of the Impco Shares and by reference to the circumstances existing on the Execution Date that Impco carries out its activity in full compliance with the applicable laws and regulations, including, without limitations, those concerning the environment and safety of the work environment.

7.     INDEMNIFICATION

7.1 The Sellers hereby undertake to indemnify and hold Impco harmless against any claim, loss, cost or liability (hereinafter referred to as "Losses") suffered by Impco, the Parent, the Company or any of the Subsidiaries after the Execution Date and which, had the representations and warranties made by the Sellers pursuant to Clause 6 been true, accurate, complete and not misleading, would have not been suffered or incurred.

7.2 Impco shall give written notice to the Sellers of any breach of the representations and warranties of which Impco becomes aware and which may result in a Loss being suffered, upon becoming aware thereof.

7.3 Upon receipt of any such notice of breach the Sellers shall have the right to object that the circumstance raised by Impco does not constitute a breach of the representations and warranties, by giving written notice to such effect to Impco, providing the grounds therefor and attaching all supporting documentation evidencing such position. Should Impco not agree on such objection the Parties shall have the right to refer the dispute to arbitration pursuant to Clause 14 below. Should the Sellers not file any such objection within 15 (fifteen) Business Days of the date of receipt of the notice of breach, the claim of Impco shall be deemed accepted by the Sellers who shall be liable for indemnification in accordance with the Clause 7 for all Losses deriving to Impco, the Parent, the Company or any Subsidiary therefrom.

7.4 Upon acceptance of its indemnification obligation in relation to a specific notice of breach, the Sellers shall have the right to direct the actions to be taken by the Parent, the Company or the Subsidiaries to defend such claim. In all other cases, the subject matter of the notice of breach shall be handled by the Parent or, as the case may be, by the Company or any Subsidiary in good faith, provided that in no event any action or omission of the Parent, the Company or any Subsidiary may result in the indemnification obligation of the Sellers hereunder being reduced or voided in relation to Losses deriving from a breach of representations and warranties which has not been accepted by the Sellers upon receipt of the notice of breach, save in case of gross negligence or wilful misconduct of a Managing Director other than Mariano Costamagna or an individual appointed by the Sellers. Nonetheless in such circumstances the Sellers shall have the right to appoint a counsel of their choice and at their expenses, who will be consulted by the counsel appointed by the Parent or, as the case may be, the Company or the Subsidiaries and shall have the right to be informed about all developments of the proceedings.

7.5 The Sellers' indemnification obligation hereunder will be discharged on the earlier of: (a) the date on which the Loss has become final and non appealable; and (b) the date on which the Loss has been actually sustained by the Parent or the Company or any Subsidiary (as a consequence of a mandatory provisional order of a Court or other competent authority) by paying to the Parent, the Company or the relevant Subsidiary an amount equal to 100% of the Loss net of (i) the amount of the reserves set aside in relation to such potential liability in the Financial Statements; (ii) the amount of any supervening assets depending upon actions, omissions or circumstances occurred prior to the Execution Date and not shown in the Financial Statements or in the accounts of the Parent, the Company or the relevant Subsidiary as at the Execution Date;
       (iii) the amount of any tax benefit actually enjoyed by the Parent, the Company or the relevant Subsidiary as a direct consequence of the Loss. The Sellers shall not be under an obligation to make any payment for indemnification to the Parent, the Company or the relevant Subsidiary, in the manner set out in this Clause 7.5, until and unless the aggregate amount of the indemnification due by the Sellers shall have exceeded the amount of EURO 5,000.000, whereupon the Sellers shall be under an obligation to indemnify the full amount of the Losses, including the EURO 5,000.00. Notwithstanding the foregoing, the Sellers shall pay indemnification amounts due hereunder to Impco for any Losses which derive form the breach of the representations and warranties set out in Clause 6.1.1., 6.1.2., 6.1.3. and 6.1.4.

7.6 For the purposes of the foregoing Clause 7.5, Losses which result in disbursement of amounts of money or other assets or in failed collection of amounts of money or other assets will be deemed to have occurred on the date on which they have been actually sustained by the Parent, the Company or any Subsidiary. Losses which do not result in disbursement of amounts of money or other assets or in failed collection of amounts of money or other assets will be deemed to have occurred on the date on which they have been directly or indirectly shown in the financial statements of the damaged party.

7.7 Notwithstanding anything to the contrary herein contained, the Sellers shall not be liable for indemnification of Losses:

       7.7.1 which depend upon a breach of any representations and warranties, other than those set out in Clause 6.1.8 (Taxes), 6.1.9 (Employees) and 6.1.11 (Environmental), 6.1.13 (Compliance with laws), notice of which has been given by Impco after the fourth anniversary of the Execution Date;

       7.7.2 which depend upon a breach of the representations and warranties set out in Clause 6.1.8 (Taxes), 6.1.9 (Employees) and 6.1.11 (Environmental), 6.1.13 (Compliance with laws), notice of which has been given by Impco after the expiration of the applicable statutes of limitation in relation to the underlying liability.

7.8 The Sellers hereby undertake to purchase at the book value attributed thereto in the Financial Statements all the Slow Moving Stock still held by the Company on 31 December 2006 or destroyed between 30 April 2002 and 31 December 2006; payment of the relevant price will be effected by the Sellers on or before 31 January 2007 on the basis of the inventory of the Company's stock as at 31 December 2006. This undertaking of the Sellers rules out any other remedy available to Impco in relation to the Slow Moving Stock, including, without limitation, any claim for breach of the representations and warranties.

8.     EARN OUT PUT AND CALL OPTIONS

8.1 The Sellers hereby undertake to grant to Impco the right to purchase the Sellers' Quota and, in turn, Impco hereby undertake to grant to the Sellers the right to sell the Sellers' Quota to Impco, under the terms and conditions set out in this Clause 8. The Options shall be granted pursuant to Italian law through signature of the Option Deed.

8.2 The Options may be exercised by giving written notice to such effect to the other Party during the 60 (sixty) days period following the date on which the financial statements of the Company relating to the fiscal year 2006 have been approved by the shareholders of the Company or such later period as may be agreed by the Parties pursuant to Clause 8.5.. Without prejudice to the generality of the foregoing, in the event that Mr. Mariano Costamagna ceases to be a director of the Companies:

       (i) due to health-related reasons which prevents Mr Costamagna from fulfilling his duties, the Options may be exercised in advance by giving written notice to such effect to the other Party during the 60 (sixty) days period following the date on which Mr. Mariano Costamagna ceases from the office;

       (ii) due to any reason other than health-related reasons -such as, without limitation, dismissal, resignation, etc.- Impco's Earn Out Call Option may be exercised in advance by giving written notice to such effect to the Sellers during the 60 (sixty) days period following the date on which Mr. Mariano Costamagna ceases from the office.

8.3 The Options will be exerciseable in one instance and for all of the Sellers' Quota, provided that, if at the date on which Impco's Earn Out Call Option is exercised, any of the Sellers and/or Ms. Elisa Costamagna and/or Mr. Marco Costamagna is a member of the board of directors of the Company or an employee of the Company, the Sellers shall have the right to retain a 10% participation in the Parent's capital, thereby reducing the Sellers' Quota for which the Impco's Earn Out Call Option has been exercised, provided that, in such case, Impco shall have the right to exercise the Option on such 10% participation during the 60 (sixty) days period commencing on the date on which none of the Sellers and/or Ms. Elisa Costamagna and/or Mr. Marco Costamagna is any longer a member of the board of directors of the Company or an employee of the Company.

8.4 The price at which the Options may be exercised shall be a percentage equal to the Sellers' Quota (minus the 10% in the event that the Sellers exercise the retention right provided for in Clause 8.3) of the higher of: (i) 5.5 times the average consolidated EBITDA of the Parent during the last two financial years preceding the date of exercise of the Options (as shown by the approved financial statements of the Parent and the Company) less the aggregate amount of dividends paid by the Parent to its quotaholders after 1 January 2002; and (ii) 2.5 times the consolidated capital and reserves of the Parent as shown by the approved financial statements of the Parent for the last financial year. The higher of such amount shall be increased by EURO 3,806,900 (Euro three million eight hundred six thousand nine hundred), being 60,36 per cent of the price for the sale of the Real Estate, provided that the same was actually collected by the Company; in the event that the Sellers exercise the retention right provided for in Clause 8.3, the option price shall be increased by EURO 3,045,520 (Euro three million fourty five thousand five hundred and twenty) and the balance of EURO 761,380 (Euro seven hundred sixty one thousand three hundred and eighty) shall be added to the price of the residual 10% if and when the same shall be purchased by Impco pursuant to the relevant call option. The determination of the price shall be made by the Auditors by applying the foregoing formula, provided that, should any of the Parties disagree with the outcome of the Auditors' calculation, the solution of the dispute shall be deferred to binding arbitration ("arbitraggio") to be conducted by Deloitte & Touche, Milan branch by applying the foregoing formula in accordance with the terms of this Agreement.

8.5 The Parties shall have the right to renew the period of exercise of the Options for one or more instances and for all or any part of the Sellers' Quota, at any time prior to expiration of the Options.

8.6 Formalization of the transfer of the Sellers' Quota for which the Options have been exercised and payment of the price therefor, subject to any reduction pursuant to Clause 8.3 above, shall occur simultaneously on a date, indicated by the purchasing Party, being not later than 10 (ten) Business Days after the date on which the relevant option has been exercised, unless the transfer is subject to any condition precedent provided for by applicable laws (such as any competition clearance) in which case the transfer shall occur not later than 10 (ten) days after the date on which such condition precedents have been duly met.

8.7 The representations and warranties of the Sellers in relation to circumstances existing on the Execution Date as set out in Clause 6 shall apply to the sale and purchase of all or any part of the Sellers' Quota as a result of exercise of the Options in accordance with the provisions of Clause 6 and 7, to the extent then still applicable, except that the Sellers shall be liable for indemnification in favor of Impco, in accordance with Clause 7, in relation to any Loss which derives from actions or omissions of the Parent or the Company occurred prior to the date of purchase of the Sellers' Quota pursuant to the Options to the extent they have been decided by any of the Sellers or their relatives who are directors of the Parent or the Company without authorisation from the board of directors.

9.     SELLERS' DEFAULT CALL OPTIONS

9.1    Sellers' Default Call Option One

       In the event that Impco fails to pay the Deferred Portion of the Purchase Price on 30 September 2002 in accordance with Clause 3.2.4 of this Agreement, the Sellers shall have the right to purchase the Quota from Impco, to be exercised within [31 October 2003] by giving written notice to the Fiduciary Company, in accordance with Clause 7.3 of the Irrevocable Instructions, for a consideration equal to USD 10,000,000 (US Dollars ten million), to be paid as follows: (a) a cash portion equal to USD 4,285,712 (US Dollars four million two hundred eighty five thousand seven hundred and twelve), and (b) a security portion consisting in a number of Lock-Up Impco Shares necessary to equal the overall value of USD 5,714,288 (US Dollars five million seven hundred fourteen thousand two hundred eighty and eight), at a price per share equal to the higher between USD 4.33 and the average closing price during the period from 15 September 2003 to 30 September 2003. Upon exercise of the Sellers' Default Call Option One:

       (i) the Sellers shall deliver to the Fiduciary Company for the account of Impco the cash portion of the purchase price;

       (ii) the Sellers shall deliver to the Fiduciary Company written instructions to release to Impco the security portion of the purchase price;

       (iii) the Fiduciary Company shall record the Sellers as beneficial owners of the Quota.

9.2    Seller's Default Call Option Two

       Impco hereby undertakes to grant to the Sellers the right to purchase the Quota from Impco in accordance with the terms and conditions of this Clause 9 through signature of the Option Deed. In the event that, following exercise of the Options, Impco fails to purchase the Sellers' Quota for which the Option was exercised or fails to pay the relevant price in accordance with the provisions of Clause 8 above the Sellers shall have the right, to be exercised within 30 (thirty) days from the expiry of the term provided for in Clause 8.6, to terminate the sale and purchase of the Sellers' Quota occurred pursuant to the exercise of the Options in accordance with Clause 8 above and, in turn, shall have an option to purchase all or any part (but not less than 20% thereof) of the Quota at a price determined and payable in accordance with Clause 8.4, except that the amount of EURO 3,806,900 (Euro three million eight hundred and six thousand, nine hundred) shall not be added to the amount resulting from application of the formula. The price so calculated shall be reduced by the amount of USD 8,000,000 (US Dollars eight million) if all the Quota is purchased, or any pro-rata portion of such amount if less than the entire Quota is purchased.

10.    SELLERS' TURNOVER RELATED CALL OPTION

10.1 Impco hereby grants to the Sellers the right to purchase the Quota from Impco in accordance with the terms and conditions of this Clause 10.

10.2 The Sellers' Turnover Related Call Option may be exercised only in the event that, following the Execution Date, the business brought by Impco to the Company, measured in terms of revenues derived by the Company from sales to new customers, increased revenues derived by the Company from sales to existing customers and revenues derived by the Company from sales to Impco or its subsidiaries (hereinafter referred to as "Impco Revenues") has been lower than the following yearly targets: (i) EURO 5,000,000.00 (Euro five million) in the calendar year 2003; (ii) EURO 7,500,000.00 (Euro seven million five hundred thousand) in the calendar year 2004; (iii) EURO 10,000,000.00 (Euro ten million) in the calendar year 2005; (iv) EURO 15,000,000.00 (Euro fifteen million) in the calendar year 2006. Impco Revenues shall be calculated on a monthly basis.

10.3 In the event that in any of the foregoing calendar years the Impco Revenues have been less than the amount set out in relation to such year in Clause 10.2, the Sellers shall have the right to exercise the Sellers' Turnover Related Call Option during the month of March of the following calendar year by giving written notice to such effect to Impco. The Sellers' Turnover Related Call Option may be exercised by the Sellers in one instance only and for all of the Quota.

10.4 The price payable by the Sellers to Impco for the purchase of the Quota pursuant to the Sellers' Turnover Related Call Option shall be determined in accordance with Clause 8.4, except that the amount of EURO 3,806,900 (Euro three million eight hundred and six thousand, nine hundred) shall not be added to the amount resulting from application of the formula. The Sellers shall have the right to pay part of such price by transfering to Impco all or any portion of the Impco Shares held by them, which, for such purposes, shall be valued at the average closing stock market price of the 30 (thirty) Business Days preceding the date of exercise of the Sellers' Turnover Related Call Option, discounted by 5%.

10.5 Formalization of the transfer of the Quota for which the Sellers' Turnover Related Call Option has been exercised and payment of the price therefor shall occur simultaneously on a date, indicated by the Sellers, being not later than 10 (ten) Business Days after the date on which the Sellers' Turnover Related Call Option has been exercised, unless the transfer is subject to any condition precedent provided for by applicable laws (such as any competition clearance) in which case the transfer shall occur not later than 10 (ten) days after the date on which such condition precedents have been duly met.

10.6 Notwithstanding the foregoing, the Sellers' Turnover Related Call Option may not be exercised in the event that, although the Impco Revenues have been in any given calendar year lower than the amounts indicated in Clause 10.2: (i) the Company's prices or other terms of sale or the quality of products or services of the Company were, during all or a substantial part of such calendar year not competitive with those of competitors based in Europe, North or South America, South Korea or any other country where the Company shall directly or indirectly establish manufacturing facilities or with companies of Impco Group; (ii) failure to reach such amount of Impco Revenues is attributable to managerial choices made by the Company with the consent of the board of directors; or (iii) failure to reach such amount of Impco Revenues is attributable to adverse market conditions affecting the market in general or to other circumstances outside the reasonable control of Impco.

11.    SERVICES AND NON COMPETE AGREEMENT

11.1 Mariano and Pier Antonio Costamagna hereby agree to continue rendering their services to the Parent; the Company and the Subsidiaries until 30 June 2007 in substantially the same manner and with substantially the same level of commitment as they have been rendered until the date hereof.

11.2   In consideration for the services which will be rendered pursuant to
       Section 11.1 and for the undertakings pursuant to Section 11.3, the Company shall recognise to Mariano and Pier Antonio Costamagna an overall annual compensation of Euro 100,000 (Euro one hundred thousand) each which will be paid as compensation as members of the board of directors.

11.3 Mariano and Pier Antonio Costamagna hereby undertake, jointly and severally, not to commence, acquire, pursue or otherwise and in any manner whatsoever (including, without limitation, as shareholders, venturers, consultants, advisors, agents or providers of funding), directly or indirectly (including, without limitation, through their spouses, sons or other close relatives), engage in, any activity in direct competition with the activity currently carried out by the Parent, the Company or the Subsidiaries.

11.4 The non compete undertaking of each of Mariano and Pier Antonio Costamagna hereunder shall have a duration until the end of the third year following the later of the respective dates on which Mariano or, as the case may be, Pier Antonio Costamagna: (i) shall no longer hold any participation in the Company; or (ii) shall no longer render their services to the Parent, the Company or the Subsidiaries.

11.5 The Parties agree and acknowledge that, as at the date hereof, Mariano and Pier Antonio Costamagna own controlling participations and are members of the board of directors of TCN Vehicles Division S.r.l., TCN S.r.l., Europlast S.r.l. and MTM Hydro S.r.l., which companies carry out activities similar to, but not directly competing with, the Company and the Subsidiaries. Mariano and Pier Antonio Costamagna will be permitted to continue operating the business of such companies, provided that the same is not expanded in a manner which may bring it in direct competition with the activities carried out by the Company and the Subsidiaries and that the activity made by Mariano and Pier Antonio Costamagna for the account of such companies does not restrain their ability to render services to the Parent, the Company and the Subsidiaries pursuant to
       Section 11.1.

       The Parties furtherly agree and acknowledge that, as at the date hereof, Mariano and Pier Antonio Costamagna own controlling participations and are members of the board of directors of B.R.C. S.r.l. It is agreed between the Parties that the activity of such company may be subject to non-compete restrictions on the basis of specific agreements to be subsequently reached between the Parties.

11.6 Mariano and Pier Antonio Costamagna hereby agree that the compensation established for their rendering services pursuant to Section 11.2 above, as well as the Purchase Price, are meant to include compensation also for the non compete undertakings assumed hereunder, as the same constitute an essential element of the overall transaction contemplated by this Agreement. As a consequence, in the event of breach of the non-compete undertakings, without prejudice to any other rights and remedies available to

       Impco pursuant to the law, Mariano and Pier Antonio Costamagna will be liable to pay to Impco, by way of liquidated damages, an amount equal to Euro 1,000,000.00 for each breach.

12.    MISCELLANEA

12.1   All the obligations of the Sellers hereunder shall be joint and several.

12.2 The sellers hereby acknowledge that Impco is listed on an official stock exchange and that, as a consequence, it is subject to severe rules in relation to release of communications to the market. As a consequence the Parties agree that no communication shall be publicly made by either of the Parties without the written consent of the other Party. The Parties shall use their best efforts to coordinate the respective communications to the public. The provisions of this Clause 11.2 shall not apply to any disclosure which any of the Parties may be forced to make for the purposes of enforcing judicially any of its rights or that is required by an order of a competent public authority or to comply with mandatory provisions of law, provided that in all such cases the disclosing Party shall give the other Party written notice of such disclosure as soon as legally possible and will be under an obligation to limit the disclosure to the extent strictly necessary for the relevant purposes.

12.3 Without prejudice to the foregoing, the Sellers hereby agree that at any moment after the Execution Date they shall not (and shall cause the Company not to) make any communication or release concerning the Parent and/or the Company, which may have a direct or indirect impact on Impco's stock price, whether positive or negative, without the prior consent of Impco.

13     NOTICES

13.1 Any communication or notice in relation to this Agreement shall be effected in writing and in English language and delivered by registered letter with receipt by return mail and, if necessary, sent by telegram or fax in advance, and shall take effect from the date in which the registered letter is sent.

13.2. The aforesaid communications or notices shall have to be sent to the following addresses:

       13.2.1  If to Impco:

               IMPCO Technologies Inc., 16804, Gridley Place, Cerritos, Ca., U.S.A., Fax no. 0015629248069, attn. Bob Stemmler, with copy to Studio Grimaldi e Associati. via del Lauro 9 20121 Milano, Italy, attn. Roberto Cappelli, fax no. +390233355200;

       13.2.2  If to the Sellers collectively:

               Mariano Costamagna, c/o Studio Tibaldi Giraudo, via S. Margherita & Alba (CN) (Italy), fax no. +390173362307, with copy to Avv. Marco Di Toro, C.so Stati Uniti 62 10128 Torino (Italy), fax no. +39011530159.

13.3 It is understood that any communication sent to the above addresses shall be considered as received when effectively delivered to the relevant Party. Any change of address shall only be valid if communicated in writing to the other Party.

14.    GOVERNING LAW AND JURISDICTION

14.1 This Agreement and all Ancillary Agreements shall be governed by and interpreted in accordance with the laws of the Republic of Italy.

14.2 Any dispute in relation to the validity, interpretation, execution or performance of this Agreement or any Ancillary Agreement shall be submitted to arbitration under the rules of the Amsterdam Chamber of Commerce by three arbitrators, fluent in Italian and in English, one of whom will be appointed by Impco, one by the Sellers and the third, who will act as Chairman, by the first two arbitrators or, in the event of their failure to reach an agreement within thirty days of their appointment, in accordance with the arbitration rules of the Amsterdam Chamber of Commerce. The seat of arbitration shall be Amsterdam.

IN WITNESS WHEREOF, the Parties have executed this Agreement in the place and as of the date first above written.


Impco Technologies Inc.                     Mariano Costamagna

                                            /s/ Mariano Costamagna
------------------------                    ---------------------------

                                            Pier Antonio Costamagna

                                            /s/ Pier Antonio Costamagna
                                            ---------------------------

                                            Bruna Giachino

                                            /s/ Bruna Giachino
                                            ---------------------------

                                            Carla Borgogno

                                            /s/ Carla Borgogno
                                            ---------------------------

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